FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004
Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street	1 Place Ville Marie
Royal Bank Plaza	Montreal, Quebec
Toronto, Ontario	Canada H3C 3A9
Canada M5J 2J5	Attention: Senior Vice-President
Attention: Senior Vice-President	& Corporate Secretary
& Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to Royal Bank of Canada’s Registration Statement on Form F-9 which was originally filed with the Securities and Exchange Commission on October 2, 2003 (File No. 333-109392), as amended on October 14, 2003.

EXHIBITS

Exhibit	Description of Exhibit
99.1	Terms Agreement, dated April 7, 2004, between Royal Bank of Canada and Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.2	Consent of Deloitte & Touche LLP

99.3	Consent of Deloitte & Touche LLP and PricewaterhouseCoopers LLP

99.4	Consent of Deloitte & Touche LLP

99.5	Consent of Deloitte & Touche LLP and PricewaterhouseCoopers LLP

99.6	Comfort Letter of Deloitte & Touche LLP

99.7	Comfort Letter of Deloitte & Touche LLP and PricewaterhouseCoopers LLP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Ian MacKay

Name:	Ian MacKay
Title:	Executive Vice-President, Corporate Treasury
Date:	April 13, 2004